UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Extended Stay America, Inc. / ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and
Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share
(Title of Class of Securities)

        30224P200**
(CUSIP Number)

Justin Radell, Esq. Akin Gump Strauss Hauer & Feld LLP 2029 Century Park East, Suite 2400 Los Angeles, California 90067 (310) 229-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             August 12, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc. together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 30224P200	Page 2 of 6 Pages

1           Names of Reporting Persons

Paulson & Co. Inc.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		47,661,591
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 47,661,591
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

47,661,591

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

23.3%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 30224P200	Page 3 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

The “Explanatory Note” is amended and restated in its entirety to read as follows:

EXPLANATORY NOTE: Each of Extended Stay America, Inc., the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below.  Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns 146,134,774 Paired Shares, or 69.9% of the outstanding Paired Shares, 250,303,494 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,303,494 Class B Shares, or 55% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act) and 21,105 shares of voting preferred stock of Extended Stay America, Inc., or 100% of the outstanding voting preferred stock of Extended Stay America, Inc.

Item 4.        Purpose of Transaction.

Item 4 is hereby amended and supplemented to read as follows:

On June 10, 2014, the Issuer filed a joint registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 21,000,000 Paired Shares, assuming no exercise of the underwriters’ option to purchase additional Paired Shares.  On August 6, 2014, the Issuer and the Sponsors entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”).  Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 24,150,000 Paired Shares to the Underwriters, including 3,150,000 Paired Shares sold pursuant to the underwriters’ option to purchase additional Paired Shares.  The offering closed on August 12, 2014.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.

In connection with the secondary offering referenced herein, the Issuer, its executive officers and directors and the Sponsors have agreed with the Underwriters, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 90 days after August 6, 2014 (except with respect to 20% of each director’s and officer’s Paired Shares, the sale, disposal and hedging of which will be prohibited for 45 days after August 6, 2014) except with the prior written consent of J.P. Morgan Securities LLC.

The 90-day restricted period and the 45-day restricted period, as applicable, described in the preceding paragraph will be automatically extended if:
  during the last 17 days of the applicable restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or
  prior to the expiration of the applicable restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day or the 45-day period, as applicable,

CUSIP No. 30224P200	Page 4 of 6 Pages

in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which is incorporated herein by reference.

References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights agreement, which have been previously filed hereto as Exhibits 2 and 3, respectively, and incorporated by reference herein.

Item 5.        Interest in Securities of the Issuer.

Items 5(a)-(e) are hereby amended and restated to read as follows:

(a).         Amount beneficially owned: 47,661,591 (see Note 1)
Percent of class: 23.3% (see Note 2)

(b).        Number of Common Shares as to which Paulson has:
   (i) Sole power to vote or direct the vote: 47,661,591 (see Note 1)
   (ii) Shared power to vote or direct the vote: 0
                  (iii) Sole power to dispose or direct the disposition: 47,661,591 (see Note 1)
                  (iv) Shared power to dispose or direct the disposition: 0

(c).    The Reporting Person sold 8,050,000 Paired Shares pursuant to the Underwriting Agreement at the $21.75 public offering price per Paired Share, less the underwriting discount of $0.6525 per Paired Share. Except as set forth in Item 3, Item 4 and this Item 5, Paulson has not, and to the best knowledge of Paulson, without independent verification, no person named in Item 2 hereof has, effected any transaction with respect to the Issuer’s Paired Shares during the past sixty days.

(d).    Not applicable.

(e).    Not applicable.

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds.  In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by the Funds.  The pecuniary interest of all securities reported in this Schedule is owned by the Funds.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Note 2: The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 204,669,983 Paired Shares outstanding as of August 7, 2014 as reported to ESA by the Issuer’s stock registrar.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to reads as follows:

CUSIP No. 30224P200	Page 5 of 6 Pages

As of the date of this Amendment No. 1, other than the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lockup Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 of the Schedule 13D related to the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lockup Agreements is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit 1:	“Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67 (previously filed).

Exhibit 2:
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

Exhibit 3:
Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

Exhibit 4:
Underwriting Agreement, dated August 6, 2014, among the Issuer, the Reporting Persons, the Blackstone Parties and the Centerbridge Parties (incorporated by reference to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1, SEC File No. 333-196647, filed with the SEC on August 4, 2014).

Exhibit 5:	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1, SEC File No. 333-196647, filed with the SEC on August 4, 2014).

Appendix I:           Instruction C Person Information (previously filed).

CUSIP No. 30224P200	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Company Name

Dated: August 13, 2014	By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer